Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Grandview Gold Inc. [the "Company" or "Grandview"] are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended February 29, 2012 and February 28, 2011 have not been reviewed by the Company's auditors.

Grandview Gold Inc.
Condensed Interim Consolidated Statement of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	February 29,	May 31,	June 1,
	2012	2011	2010
As at		(Note 11)	(Note 11)
Assets
Current
Cash and cash equivalents	$227,079	$1,177,679	$1,432,824
Short term investments	25,474	25,286	25,037
HST and sundry receivable	85,634	63,414	26,416
Prepaid expenses	19,048	17,718	12,876
Total current assets	357,235	1,284,097	1,497,153
Reclamation bond	12,952	12,718	13,699
Mining interests (Note 3)	5,196,134	4,568,757	4,149,771
Total non-current assets	5,209,086	4,581,475	4,163,470
Total assets	$5,566,321	$5,865,572	$5,660,623
Liabilities
Current
Accounts payable and accrued liabilities	$36,599	$129,019	$89,284
Deferred premium on flow-through shares (Note 4(b)(i))	-	80,667	-
Provision for environmental rehabilitation (Note 3(a))	12,952	12,718	13,699
Total non-current liabilities	12,952	93,385	13,699
Total liabilities	49,551	222,404	102,983
Shareholders' equity	5,516,770	5,643,168	5,557,640
Total liabilities and shareholder's equity	$5,566,321	$5,865,572	$5,660,623

Nature of operations and going concern (Note 1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved by the Board of Directors:

"Paul T. Sargeant"
Director

"Richard Brown"
Director

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
		(Note 11)		(Note 11)

Expenses
General and administration (Note 10)	$36,632	$98,636	$207,274	$271,287

Operating loss	(36,632)	(98,636)	(207,274)	(271,287)
Interest income	62	176	209	602
Premium on flow-through shares (Note 4(b)(ii))	-	-	80,667	-

Net loss and comprehensive loss for the period	$(36,570)	$(98,460)	$(126,398)	$(270,685)

Loss per share - basic (Note 7)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Loss per share - diluted (Note 7)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
Nine months ended February 28, 2011	(Note 4)	(Note 5)	(Note 6)
Balance, June 1, 2010	$16,093,441	$1,455,333	$8,982,005	$(20,973,139)	$5,557,640
Fair value of warrants exercised	32,000	(15,333)	-	-	16,667
Private placement (note 4(b)(i))	605,000	-	-	-	605,000
Premium on flow-through (note 4(b)(i))	(80,667)	-	-	-	(80,667)
Warrant valuation (note 4(b)(i))	(43,776)	43,776	-	-	-
Cost of issue - broker warrant valuation (note 4(b)(i))	(25,591)	25,591	-	-	-
Cost of issue (note 4(b)(i))	(46,565)	-	-	-	(46,565)
Net loss for the period	-	-	-	(270,685)	(270,685)

Balance, February 28, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,243,824)	$5,781,390

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
Nine months ended February 29, 2012	(Note 4)	(Note 5)	(Note 6)

Balance, June 1, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,382,046)	$5,643,168
Modification of warrants (Note 4(b)(ii))	(191,999)	191,999	-	-	-
Expired warrants	-	(25,591)	25,591	-	-
Net loss for the period	-	-	-	(126,398)	(126,398)

Balance, February 29, 2012	$16,341,843	$1,675,775	$9,007,596	$(21,508,444)	$5,516,770

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Grandview Gold Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Nine Months Ended
	February 29,	February 28,
	2012	2011

Cash flows from operating activities

Net loss for the period	$(126,398)	$(270,685)
Accrued interest	(188)	(186)
Premium on flow-through shares	(80,667)	-
Net change in non-cash working capital:
HST and sundry receivables	(22,220)	(28,469)
Prepaid expenses	(1,330)	(3,610)
Accounts payable and accrued liabilities	(92,420)	(66,965)

Cash flows used in operating activities	(323,223)	(369,915)

Cash flows used in investing activities
Deferred mineral property expenditures	(627,377)	(310,358)

Cash flows from financing activities
Share/warrant issuance	-	621,667
Cost of issuance	-	(46,565)

Cash flows from financing activities	-	575,102

Change in cash and cash equivalents during the period	(950,600)	(105,171)

Cash and cash equivalents, beginning of period	1,177,679	1,432,824

Cash and cash equivalents, end of period	$227,079	$1,327,653

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North and South America. The Company was incorporated under the laws of the Province of Ontario. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors on April 13, 2012.

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis of presentation, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business. To date, the Company has not earned significant revenue and has an accumulated deficit of $21,508,444. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These unaudited condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management will pursue funding initiatives if, as and when required to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

As at February 29, 2012, the Company had cash and cash equivalents of $227,079 (May 31, 2011 - $1,177,679 and June 1, 2010 - $1,432,824) and working capital of $320,636 (May 31, 2011 - $1,155,078 and June 1, 2010 - $1,407,869). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing twelve months as they normally fall due.

2.	Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 11, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

Basis of Presentation (Continued)

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of April 13, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending May 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended May 31, 2011. Note 11 discloses IFRS information for the year ended May 31, 2011 not provided in the 2010 annual financial statements.

Basis of Consolidation

The unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Financial Instruments

Financial Assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs.

Financial assets are classified into the following categories: financial assets at 'fair value through profit or loss' ("FVTPL") and ‘loans and receivables‘. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

Financial Liabilities

Financial liabilities are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the net carrying amount on initial recognition.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

De-recognition of Financial Liabilities

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire. The Company’s financial instruments consist of the following:

Financial Assets:	Classification:
Cash and cash equivalents	Loans and receivables
Short term investments	FVTPL
Sundry receivable	Loans and receivables
Reclamation bond	Loans and receivables
Financial Liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

Financial Instruments Recorded at Fair Value

Financial instruments recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices [unadjusted] in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly [i.e. as prices] or indirectly [i.e. derived from prices]; and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data [unobservable inputs].

Mining Interests

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and higher yield investment and savings accounts that are available on demand by the Company for its programs.

Share Based Payment Transactions

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes [direct employee] or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Flow Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. For accounting purposes, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred and it is the Company’s intention to file the appropriate renunciation forms with the Canadian taxation authorities.

Share Issuance Costs

Share issuance costs are recorded as a reduction of share capital.

Income Taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

Income Taxes (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provision for environmental rehabilitation

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at February 29, 2012, May 31, 2011 and June 1, 2010, the Company did not have any provisions, except for the provision for environmental rehabilitation described in Note 3(a).

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign Currencies

The functional currency, as determined by management, of the Company and each of its subsidiaries is the Canadian Dollar. The unaudited condensed interim consolidated financial statements, the results and financial position are expressed in Canadian Dollars.

Management has determined that the functional currencies of the Company's subsidiaries should be the same as the parent for the following reasons:

a)	Activities are essentially an extension of the parent
b)	Transactions with parent are a high proportion of activities
c)	Cash flows directly affect cash flows of parent and are readily available to remit to parent
d)	Cash flows are insufficient to service debt obligations without funds from parent

Furthermore, the functional currencies will always be the same, because it would be contradictory for an integral foreign operation that ‘carries on business as if it were an extension of the reporting enterprise’s operations’ to operate in a primary economic environment different from its parent.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognized in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The group then translates the assets and liabilities of the Company and its wholly owned subsidiaries from their respective functional currency to the presentation currency at the period end rate. Revenue and expenses are translated at the average rate of exchange prevailing during the period. The resulting unrealized gain or loss on translation is recognized in the consolidated statement of loss and comprehensive loss. Equity is translated at historical rates.

Significant Accounting Judgments and Estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Recoverability of Mining Interests

When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. No impairment indicators of non-financial assets have been noted for the three and nine months ended February 29, 2012, February 28, 2011 or for the year ended May 31, 2011.

Stock-Based Compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statement of operations based on estimates of forfeiture and expected lives of the underlying stock options. For the three and nine months ended February 29, 2012 the Company recognized $nil stock-based compensation expense (three and nine months ended February 28, 2011 - $nil).

Critical Accounting Judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

New Accounting Standards and Interpretations

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of IFRS 9 on the financial statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

2.	Significant Accounting Policies (Continued)

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures do not have the choice between equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. IFRS 11 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

3.	Mining Interests

(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Pony Creek”) in the State of Nevada, USA.

The Company has recorded a provision for environmental rehabilitation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded a provision for environmental rehabilitation in the amount of $12,952, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

In fiscal 2009, the Company determined that the carrying value of its Pony Creek Carlin Trend project could not be supported, resulting in a write-off charge of $5,903,342.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

3.	Mining Interests (Continued)

(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims. However, these events have not indicated a change to the impairment of the previously written off claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property (the “Dixie lake”) located in Ontario’s Red Lake Gold District on the following terms and conditions:

(a)

the Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company’s right to earn an undivided 51% interest in Dixie Lake.

Under the terms of the option agreement with Fronteer, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in Dixie lake by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in Dixie lake.

(iii)

On February 8, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw- Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800; 30,000 commons shares were issued in July 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

3.	Mining Interests (Continued)

(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

(iii)	(b) (Continued)

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Sanshaw-Bonanza property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO to earn a 60% undivided interest in the Sanshaw-Bonanza property.

(iv)	On April 28, 2010, the Company announced that, through a series of cash and share payments (the “Transaction”), it had:

1.	acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red LakeGold District of Ontario from EMCO Corporation S.A. ("EMCO");
2.	acquired four additional claims which are contiguous to the Property from Perry English ("English"); and
3.	reduced the existing NSR on the Property, so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375%.

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 in cash and the issuance of 500,000 common shares in its capital. Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 cash. Cumulative expenditures related to the Transaction totalled $110,000 cash and 550,000 common shares of the Company.

The Company is committed to spend approximately $nil raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by, on or before December 31, 2011.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

3.	Mining Interests (Continued)

(c)	Rice Lake Gold Camp, Manitoba, Canada

Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006. In fiscal 2009, the Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112. During the year ended year ended May 31, 2011, the Company disposed the Bissett properties within its Rice Lake Gold Camp for $2,000. The Company received a 1% Net Smelter Return on the disposed property.

(d)	Guilianita Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which granted a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provided the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares).

The Option also allowed the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$313,050) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

As of February 29, 2012, accumulated costs with respect to the Company's interest in mineral properties, consisted of the following:

Mining interests
Balance, June 1, 2010	$4,149,771
Additions	310,358
Balance, February 28, 2011	4,460,129
Additions	110,628
Gain on disposition of mineral property rights	(2,000)
Balance, May 31, 2011	4,568,757
Additions	627,377
Balance, February 29, 2012	$5,196,134

4.	Share Capital

(a) Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

4.	Share Capital (Continued)

(b) Issued

	Number
	of Common
	Shares	Amount
Nine months ended February 28, 2011		(Note 11)

Balance, May 31, 2010, June 1, 2010	72,763,033	$16,093,441
Exercise of warrants	333,333	32,000
Private placement (i)	8,066,666	605,000
Premium on flow-through (i)	-	(80,667)
Warrant valuation (i)	-	(43,776)
Cost of issue - broker warrant valuation (i)	-	(25,591)
Cost of issue (i)	-	(46,565)

Balance, February 28, 2011	81,163,032	$16,533,842

	Number
	of Common
	Shares	Amount
Nine months ended February 29, 2012		(Note 11)

Balance, May 31, 2011	81,163,032	$16,533,842
Modification of warrants (ii)	-	(191,999)

Balance, February 29, 2012	81,163,032	$16,341,843

(i)

On December 31, 2010, the Company closed a non-brokered private placement (the "Placement") with the Mineral Fields Group. The Placement resulted in the issuance by the Company of a total of 8,066,666 flow-through units in the capital of the Company (the “Flow-Through Units”) at a purchase price of $0.075 per Flow-Through Unit for gross proceeds to the Company of $605,000. Each Flow- Through Unit consists of one common share of the Company issued on a flow-through basis and one- half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company on a non-flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months. The flow-through shares were issued at a premium to the market price in recognition of the tax benefits accruing to the subscribers. The deferred premium on flow-through shares was calculated to be $80,667, net of transaction costs. During the three and nine months ended February 29, 2012, the deferred premium on flow-through shares of $80,667 was reversed (resulting from flow-through funds spent) and recorded as a premium on flow-through shares in the condensed interim consolidated statements of loss and comprehensive loss for the three and nine months ended February 29, 2012.

The fair value of the 4,033,332 common share purchase warrants has been estimated to be $43,776 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.66%, dividend yield of 0%, expected stock volatility of 112.13% and an expected life of 12 months.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

4.	Share Capital (Continued)

(b) Issued (Continued)

(i) (Continued)

In connection with the Placement, the Company paid eligible persons (the "Finders") a cash fee of 6.0% of the gross proceeds raised through each Finder under the Offering and also issued finder's warrants (each a "Finder's Warrant") equal to 7.5% of the total number of Flow-Through Units placed by such Finders. Each Finder's Warrant entitles the holder to acquire one unit (each a "Finder's Unit" and collectively the "Finder's Units") with each Finder's Unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one Warrant on the same terms as above, expiring December 31, 2012. On closing, the Company paid $36,300 in cash fees to the Finders and issued 604,999 Finder's Warrants to the Finders. In addition, the Company also paid a cash diligence fee of $10,265 in connection with the Placement.

The fair value of the 604,999 Finder's Warrants has been estimated to be $25,591 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.66%, dividend yield of 0%, expected stock volatility of 137.49% and an expected life of 24 months.

(ii)

On November 28, 2011, the Company extended the term of the 26,666,665 warrants issued by the Company on December 3, 2009. The Warrants, which were scheduled to expire on December 3, 2011, will now expire on December 3, 2012. The extension increased the fair value of the warrants by $191,999 as estimated by the difference between the fair value of the modified warrants and that of the original warrants as at the date of the approval of the extension using the Black-Scholes option pricing model with the following assumptions for the modified warrants: dividend yield of 0%; expected volatility of 118%; risk-free interest rate of 0.98% and an expected average life of 1.01 years and with the following assumptions for the original warrants: dividend yield of 0%; expected volatility of 226%; risk-free interest rate of 0.98% and an expected average life of 0.01 years.

5.	Warrants

	Number of	Weighted Average
Nine months ended February 28, 2011	Warrants	Exercise Price

Balance, May 31, 2010, June 1, 2010	26,999,998	$0.12
Issued (note 4(b)(i))	4,638,331	0.16
Exercised	(333,333)	(0.05)

Balance, February 28, 2011	31,304,996	$0.13

	Number of	Weighted Average
Nine months ended February 29, 2012	Warrants	Exercise Price

Balance, May 31, 2011	31,304,996	$0.13
Expired	(604,999)	(0.08)

Balance, February 29, 2012	30,699,997	$0.13

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

5.	Warrants (Continued)

The following are the warrants outstanding at February 29, 2012:

	Number of	Fair	Exercise	Expiry
	Warrants	Value	Price	Date

(i)	26,666,665	$1,631,999	$0.12	December 3, 2012
	4,033,332	43,776	0.18	December 30, 2012

	30,699,997	$1,675,775	$0.13

(i)

On November 28, 2011, the Company extended the term of the 26,666,665 warrants issued by the Company on December 3, 2009. The Warrants, which were scheduled to expire on December 3, 2011, will now expire on December 3, 2012. The extension increased the fair value of the warrants by $191,999 as estimated by the difference between the fair value of the modified warrants and that of the original warrants as at the date of the approval of the extension using the Black-Scholes option pricing model with the following assumptions for the modified warrants: dividend yield of 0%; expected volatility of 118%; risk-free interest rate of 0.98% and an expected average life of 1.01 years and with the following assumptions for the original warrants: dividend yield of 0%; expected volatility of 226%; risk-free interest rate of 0.98% and an expected average life of 0.01 years.

6.	Stock Options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant.

The following is continuity of stock options:

	Number of	Weighted Average
Nine months ended February 28, 2011	of Stock Options	Exercise Price

Balance, May 31, 2010 and June 1, 2010	5,875,000	$0.38
Cancelled	(225,000)	(0.15)

Balance, February 28, 2011	5,650,000	$0.39

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

6.	Stock Options (Continued)

	Number of	Weighted Average
Nine months ended February 29, 2012	of Stock Options	Exercise Price

Balance, May 31, 2011	5,250,000	$0.32
Cancelled	(1,150,000)	(0.37)

Balance, February 29, 2012	4,100,000	$0.31

The following are the stock options outstanding and exercisable at February 29, 2012:

	Options outstanding			Options exercisable
		Weighted
		average			Weighted
		remaining	Weighted		average
	Number	contractual	average	Number	exercise
Expiry Date	of Options	life	exercise price	of options	price

September 27, 2012	1,200,000	0.58	$0.68	1,200,000	$0.68
June 23, 2014	2,000,000	2.32	0.15	2,000,000	0.15
December 9, 2014	900,000	2.78	0.15	900,000	0.15

	4,100,000	1.91 years	$0.31	4,100,000	$0.31

7.	Basic and Diluted Loss Per Share

	Three Months Ended		Nine Months Ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011
Numerator for basic loss per share	$(36,570)	$(98,460)	$(126,398)	$(270,685)
Numerator for diluted loss per share	$(36,570)	$(98,460)	$(126,398)	$(270,685)
Denominator:
Weighted average number of common shares - basic	81,163,032	78,406,736	81,163,032	74,625,300
Weighted average number of common shares - diluted	81,163,032	78,406,736	81,163,032	74,625,300
Basic loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

7.	Basic and Diluted Loss Per Share (Continued)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included for periods with net losses as the effect would be anti- dilutive.

8.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration.

The Company operates in two geographic areas as at February 29, 2012 and two areas at February 28, 2011. The Company's assets by geographic location are:

	February 29, 2012	May 31, 2011	June 1, 2010
Canada	$5,179,983	$5,175,718	$5,372,915
Peru	386,338	689,854	287,708
Total assets	$5,566,321	$5,865,572	$5,660,623

9.	Related Party Transactions Not Disclosed Elsewhere

i)

For the three and nine months ended February 29, 2012, $35,000 and $110,000, respectively (three and nine months ended February 28, 2011 - $31,125 and $106,125, respectively) was paid to the President and CEO of the Company for consulting services. Included in this amount was $28,250 and $66,375, respectively (three and nine months ended February 28, 2011 - $19,000 and $56,500, respectively) capitalized to mining interests. Included in accounts payable as at February 29, 2012 is $11,300 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to consulting services rendered.

ii)

For the three and nine months ended February 29, 2012, $nil and $21,000, respectively (three and nine months ended February 28, 2011 - $9,000 and $33,000, respectively) in consulting fees was paid or accrued to the former Chief Financial Officer or a company controlled by the former Chief Financial Officer. Included in accounts payable as at February 29, 2012 is $3,390 (May 31, 2011 - $nil and June 1, 2010 - $6,000) in relation to consulting services rendered.

iii)

For the three and nine months ended February 29, 2012, $3,000 (three and nine months ended February 28, 2011 - $nil) in consulting fees was paid or accrued to the current Chief Financial Officer or a company controlled by the current Chief Financial Officer. Included in accounts payable as at February 29, 2012 is $3,390 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to consulting services rendered.

iv)

For the three and nine months ended February 29, 2012, $7,420 (three and nine months ended February 28, 2011 - $nil) in professional fees was paid or accrued to a company controlled by the current Chief Financial Officer. Included in accounts payable as at February 29, 2012 is $8,385 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to professional services rendered.

v)

For the three and nine months ended February 29, 2012, $150 (three and nine months ended February 28, 2011 - $nil) in filing fees was paid or accrued to a company controlled by the current Chief Financial Officer. Included in accounts payable as at February 29, 2012 is $170 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to filing services rendered.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

9.	Related Party Transactions Not Disclosed Elsewhere (Continued)

vi)

In 2007, the Company provided a loan of $90,000 to the President and CEO of the Company. The loan was unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO in 2009 and 2010.

vii)

Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

These transactions were in the normal course of operations and were measured at fair value.

10.	General and Administration

	Three Months Ended		Nine Months Ended
	February 29,	February 28,	February 29,	February 28,
	2012	2011	2012	2011

Investor relations, business development and reporting issuer costs	$27,153	$29,109	$59,882	$68,856
Professional fees	1,516	23,987	54,140	66,152
Management and consulting services	6,750	27,500	67,625	83,000
Office and administration	1,213	16,120	25,627	44,890
Exploration evaluation expenses	-	1,920	-	8,389

	$36,632	$98,636	$207,274	$271,287

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS

(i)	Overview

As stated in Significant Accounting Policies Note 2, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, using accounting policies consistent with IFRS.

The accounting policies described in Note 2 have been applied in preparing the condensed interim consolidated financial statements for the three and nine months ended February 29, 2012, including comparatives, and in preparation of an opening IFRS statement of financial position at June 1, 2010 (the Company's Transition Date) and May 31, 2011.

(ii)	First-Time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS consolidated statement of financial position as at June 1, 2010.

To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS consolidated statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The Company’s Transition Date IFRS unaudited consolidated statement of financial position is included as comparative information in the unaudited statements of financial position in these financial statements.

(iii)	Changes to Accounting Policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on May 31, 2012, the Company’s first annual IFRS reporting date. However, these changes to its accounting policies have not resulted in any significant change to the recognition and measurement of assets, liabilities, equity, revenue, expenses or cash flow within its financial statements.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS (Continued)

	(iii)	Changes to Accounting Policies (Continued)

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

	(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

	(b)	Provision for environmental rehabilitation

IFRS requires the recognition of a provision for environmental rehabilitation for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to environmental rehabilitation have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

	(c)	Flow through shares and deferred taxes

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred and it is the Company’s intention to file the appropriate renunciation forms with the Canadian taxation authorities.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the consolidated statements of loss and comprehensive loss.

	(d)	Presentation

Certain amounts in the unaudited condensed interim consolidated statement of financial position, statement of loss and comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP

The June 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
June 1, 2010	GAAP	Adjustments	Reclassifications	IFRS

Assets

Current assets
Cash and cash equivalents	$1,432,824	$-	$-	$1,432,824
Short term investments	25,037	-	-	25,037
HST and sundry receivable	26,416	-	-	26,416
Prepaid expenses	12,876	-	-	12,876

	1,497,153	-	-	1,497,153
Reclamation bond	13,699	-	-	13,699
Mining interests	4,149,771	-	-	4,149,771

	$5,660,623	$-	$-	$5,660,623

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$89,284	$-	$-	$89,284

Provision for environmental rehabilitation	13,699	-	-	13,699

	102,983	-	-	102,983

Shareholders' equity
Share capital (Note 11(iii)(c))	15,081,883	1,011,558	-	16,093,441
Warrants (Note 11(iii)(d))	1,455,333	-	(1,455,333)	-
Contributed surplus (Note 11(iii)(d))	8,982,005	-	(8,982,005)	-
Reserves (Note 11(iii)(d))	-	-	10,437,338	10,437,338
Deficit (Note 11(iii)(c))	(19,961,581)	(1,011,558)	-	(20,973,139)

	5,557,640	-	-	5,557,640

	$5,660,623	$-	$-	$5,660,623

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (Continued)

The February 28, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
February 28, 2011	GAAP	Adjustments	Reclassifications	IFRS

Assets

Current assets
Cash and cash equivalents	$1,327,653	$-	$-	$1,327,653
Short term investments	25,223	-	-	25,223
HST and sundry receivable	54,885	-	-	54,885
Prepaid expense	16,486	-	-	16,486

	1,424,247	-	-	1,424,247
Reclamation bond	12,753	-	-	12,753
Mining interests	4,419,855	-	40,274	4,460,129

	$5,856,855	$-	$40,274	$5,897,129

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$22,319	$-	$-	$22,319

Provision for environmental rehabilitation	12,753	-	-	12,753
Deferred premium on flow-through shares (Note 11(iii)(c))	-	80,667	-	80,667

	35,072	80,667	-	115,739

Shareholders' equity
Share capital (Note 11(iii)(c))	15,602,951	930,891	-	16,533,842
Warrants (Note 11(iii)(d))	1,509,367	-	(1,509,367)	-
Contributed surplus (Note 11(iii)(d))	8,982,005	-	(8,982,005)	-
Reserves (Note 11(iii)(d))	-	-	10,491,372	10,491,372
Deficit (Note 11(iii)(c))	(20,272,540)	(1,011,558)	40,274	(21,243,824)

	5,821,783	(80,667)	40,274	5,781,390

	$5,856,855	$-	$40,274	$5,897,129

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (Continued)

The May 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
May 31, 2011	GAAP	Adjustments	Reclassifications	IFRS

Assets
Current assets
Cash and cash equivalents	$1,177,679	$-	$-	1,177,679
Short term investments	25,286	-	-	25,286
HST and Sundry receivable	63,414	-	-	63,414
Loan receivable	17,718	-	-	17,718

	1,284,097	-	-	1,284,097
Reclamation bond	12,718	-	-	12,718
Mining interests	4,568,757	-	-	4,568,757

	$5,865,572	$-	$-	$5,865,572

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$129,019	$-	$-	$129,019

Provision for environmental rehabilitation	12,718	-	-	12,718
Deferred premium on flow-through shares (Note 11(iii)(c))	-	80,667	-	80,667

	141,737	80,667	-	222,404

Shareholders' equity
Share capital (Note 11(iii)(c))	15,602,951	930,891	-	16,533,842
Warrants (Note 11(iii)(d))	1,509,367	-	(1,509,367)	-
Contributed surplus (Note 11(iii)(d))	8,982,005	-	(8,982,005)	-
Reserves (Note 11(iii)(d))	-	-	10,491,372	10,491,372
Deficit (Note 11(iii)(c))	(20,370,488)	(1,011,558)	-	(21,382,046)

	5,723,835	(80,667)	-	5,643,168

	$5,865,572	$-	$-	$5,865,572

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (Continued)

The year ended May 31, 2011 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
Year ended May 31, 2011	GAAP	Adjustments	Reclassifications	IFRS

Expenses:
Investor relations, business development and reporting issuer maintenance costs	$85,387	$-	$(85,387)	$-
Professional fees	153,760	-	(153,760)	-
Management and consulting services	107,750	-	(107,750)	-
Office and administration (Note 11(iii)(d))	58,120	-	353,465	411,585
Exploration evaluation expenses	8,568	-	(8,568)	-
Gain on disposition of mineral property rights	(2,000)	-	2,000	-

Operating loss before the following	(411,585)	-	-	(411,585)
Interest income	2,678	-	-	2,678

Net loss and comprehensive loss	$(408,907)	$-	$-	$(408,907)

The nine months ended February 28, 2011 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
Nine months ended February 28, 2011	GAAP	Adjustments	Reclassifications	IFRS

Expenses:
Investor relations, business development and reporting issuer maintenance costs	$68,856	$-	$(68,856)	$-
Professional fees	66,152	-	(66,152)	-
Management and consulting services	83,000	-	(83,000)	-
Office and administration (Note 11(iii)(d))	44,890	-	226,397	271,287
Exploration evaluation expenses	8,389	-	(8,389)	-

Operating loss before the following	(271,287)	-	-	(271,287)
Interest income	602	-	-	602
Write-off of mineral properties	(40,274)	-	40,274	-

Net loss and comprehensive loss	$(310,959)	$-	$40,274	$(270,685)

Grandview Gold Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Three and Nine Months Ended February 29, 2012
(Unaudited)

11.	Conversion to IFRS (Continued)

(iv) Reconciliation between IFRS and Canadian GAAP (Continued)

The three months ended February 28, 2011 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
Three months ended February 28, 2011	GAAP	Adjustments	Reclassifications	IFRS

Expenses:
Investor relations, business development and reporting issuer maintenance costs	$29,109	$-	$(29,109)	$-
Professional fees	23,987	-	(23,987)	-
Management and consulting services	27,500	-	(27,500)	-
Office and administration (Note 11(iii)(d))	16,120	-	82,516	98,636
Exploration evaluation expenses	1,920	-	(1,920)	-

Operating loss before the following	(98,636)	-	-	(98,636)
Interest income	176	-	-	176
Write-off of mineral properties	(40,274)	-	40,274	-

Net loss and comprehensive loss	$(138,734)	$-	$40,274	$(98,460)